January 16, 2012

VIA EDGAR CORRESPONDENCE ONLY

Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Amendment No. 5 to Form 10-K for the fiscal year ended December 31, 2010

Filed December 20, 2011

File No. 333-103986

Dear Mr. James:

This letter is in response to your comment letter (the “Comment Letter”) dated December 2, 2011, with regard to the amended 10K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") filed December 20, 2011.

The Company’s responses are keyed to the items in your comment letter.

Amendment No. 5 to form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

1.

The Description of Business has been revised to include additional information about atomization and research and development

Item 2.  Properties

2.

Reference to a factory in China has been removed from item 10.

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

3.

The following changes have been made:

•

Statements have been revised to indicate “Restated”

•

“Unaudited” has been removed.

•

References in the 4th paragraph have been revised.

Statements of Cash Flows, page F-5

4.

The Statement of Cash Flows has been revised.  The $700,000 is shown as a sale of Common stock, because the loan was almost immediately converted from loan to common stock.

Certifications

5.

The entire filing and certification pages have been included in this amended filing.

Finally, the Management of Hitor acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

/s/ Ken Martin

Ken Martin

President, CEO and Director